 Exhibit 99.1

TransAlta and BHP Announce Commercial Operation of Innovative Hybrid Renewables Facility to Power Remote Mining Operations in Western Australia

CALGARY, AB, Nov. 22, 2023 /CNW/ - TransAlta Corporation ("TransAlta" or the "Company") (TSX: TA) (NYSE: TAC) and BHP Group Limited ("BHP") (NYSE: BHP) (ASX: BHP) announced today that the 48 MW Northern Goldfields solar and battery storage facility ("Northern Goldfields Solar and Battery Facility") has achieved commercial operation and is now supplying reliable electricity to BHP's remote nickel mining operations in Western Australia.

"We are extremely pleased that this innovative hybrid renewable solution is now supplying reliable, emissions-free power to BHP's mining operations in the outback of Western Australia. The Northern Goldfields Solar and Battery Facility is our first renewable electricity facility in Australia and is made possible through our longstanding relationship with BHP," said John Kousinioris, President and Chief Executive Officer of TransAlta. "The fully contracted facility showcases our expertise in integrating renewable energy into remote power systems," added Mr. Kousinioris.

"Nickel is in high demand for batteries and electric vehicles, and this progress is part of our commitment to delivering more sustainable, lower carbon product to our customers," said BHP Australia President Geraldine Slattery. "Renewables are increasingly powering BHP operations around the globe and this facility – the first we have built on one of our sites – is another step forward in our plans to reduce our operational greenhouse gas emissions by at least 30 per cent by FY30, from FY20 levels."

"It's also wonderful to see the Northern Goldfields Solar and Battery Facility being commissioned on the back of a team of dedicated engineers, technicians and many others bringing new ideas to the table to support the development of more renewable electricity for our business. This facility will help us reduce Scope 2 emissions at Nickel West's northern operations by 12 per cent, resulting in an estimated reduction of 54,000 tonnes of CO2-e per annum – the equivalent of removing 23,000 combustion engine cars(1) from the road each year," added Ms. Slattery.

 "It's projects like these that are setting a global standard of what a modern mine looks like, with a big focus on the environment and reducing carbon emissions," said Bill Johnston, Western Australian Minister for Mines and Petroleum; Energy. "I look forward to seeing what other projects BHP and TransAlta may develop," added Mr. Johnston.

The Northern Goldfields Solar and Battery Storage Facility consists of the 27.4 MW Mt Keith Solar Farm, 10.7 MW Leinster Solar Farm, 10.1 MW Leinster battery energy storage system and interconnecting transmission infrastructure, all of which is now integrated into TransAlta's existing 169 MW Southern Cross Energy North remote network in Western Australia.

The project created more than 100 direct and indirect jobs in the Goldfields and Perth regions during the construction phase and will support ongoing employment opportunities during operations. The project has also engaged with local stakeholders and communities, including Traditional Owners from the Tjiwarl Native Title Holders, to ensure positive social and economic outcomes.

TransAlta is continuing to work with BHP Nickel West on the development of other projects to further reduce Scope 2 greenhouse gas emissions at BHP's Mt Keith and Leinster operations.

Northern Goldfields Solar Project Highlights

  12 per cent reduction in emissions at BHP Nickel West's operations at Mt Keith and Leinster(2);
  Long-term contracted cash flows with a globally recognized counterparty; and
  Contract life of 16 years

Notes

(1) Based on the average combined CO2 emissions for a new light vehicle sold in Australia of 182 grams per kilometre in 2017 and average travel distance of 13,301 kilometres a year.
(2) Based on BHP Nickel West's FY20 scope 2 emissions.

About TransAlta Corporation:

TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. TransAlta provides municipalities, medium and large industries, businesses and utility customers with clean, affordable, energy efficient and reliable power. Today, TransAlta is one of Canada's largest producers of wind power and Alberta's largest producer of hydro-electric power. For over 112 years, TransAlta has been a responsible operator and a proud member of the communities where we operate and where our employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and its climate change strategy with CDP (formerly Climate Disclosure Project) and the Task Force on Climate-related Financial Disclosures (TCFD) recommendations. TransAlta has achieved a 68 per cent reduction in GHG emissions or 22 million tonnes since 2015 and has received scores of A- from CDP and AA from MSCI.

For more information about TransAlta, visit our web site at transalta.com.

Cautionary Statement Regarding Forward-Looking Information

This news release contains "forward-looking information", within the meaning of applicable Canadian securities laws, and "forward-looking statements", within the meaning of applicable United States securities laws, including the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as "forward-looking statements). In some cases, forward-looking statements can be identified by terminology such as "plans", "expects", "proposed", "will", "anticipates", "develop", "continue", and similar expressions suggesting future events or future performance. In particular, this news release contains, without limitation, statements pertaining to the anticipated benefits arising from Northern Goldfields Solar and Battery Facility (defined above); development of a wind farm at Mount Keith; expectation to achieve the Clean Electricity Growth Plan; expectations relating to meeting the future needs of our customers with clean electricity solutions; and expectation greenhouse gas emissions reductions. These forward-looking statements are not historical facts but are based on TransAlta's belief and assumptions based on information available at the time the assumptions were made, including, but not limited to the political and regulatory environments; and the condition of the financial markets not changing significantly. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include: changes in market power and gas prices; supply chain disruptions impacting major maintenance and growth projects; cybersecurity breaches; negative impacts to our credit ratings; legislative or regulatory developments and their impacts; increasingly stringent environmental requirements and their impacts; increased competition; global capital markets activity (including our ability to access financing at a reasonable cost or at all); changes in prevailing interest rates, currency exchange rates and inflation levels; armed hostilities; general economic conditions in the geographic areas in which TransAlta operates; and other risks and uncertainties discussed in the TransAlta's materials filed with the securities regulatory authorities from time to time and as also set forth in the TransAlta's MD&A and Annual Information Form for the year ended Dec. 31, 2022. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect TransAlta's expectations only as of the date of this news release. The purpose of the financial outlooks contained in this news release are to give the reader information about management's current expectations and plans and readers are cautioned that such information may not be appropriate for other purposes and is given as of the date of this news release. TransAlta disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Note: All financial figures are in Canadian dollars unless otherwise indicated.

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SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/November2023/22/c0126.html

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For further information: Investor Inquiries: Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Phone: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 16:10e 22-NOV-23